United States Securities
and Exchange Commission
Washington D.C. 20549
USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsięblorców 0000022622,
kapitał zakładowy: 92.154,016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel

Novotel

Mercure

Ibis

Orbis Hotels

Etap

OSA/AH/79/2008

Ref.: 82-5025



08003433

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No.15/2008.

Best regards

Krzysztof Gerula

Vice-President

Current report no 15/2008
June 9, 2008.

Subject: Resignation of a member of the Management Board

"Orbis" S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs that Mr. Krzysztof Gerula, First Vice-President of „Orbis" S.A. Management Board, has served a letter dated June 9, 2008, with the following content:
„I would like to inform that I resign from my position of a member of Orbis S.A. Management Board as of June 11, 2008.".

Grupa Hotelowa

Warsaw, 2008-06-09.

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

OSA/AH/7$/2008

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel

Novotel

Mercure

Ibis

Orbis Hotels

Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report No.14/2008.

Best regards

Krzysztof Gerula
Vice-President

Current report no 14/2008
June 5, 2008.

Subject: Draft resolutions for the AGM

"Orbis" S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby submits draft resolutions for the Annual General Meeting of Shareholders of "Orbis" S.A. to be held on June 19, 2008.

Draft resolution
regarding item 6 of the agenda

Document No. 1

Resolution No 1
of the General Meeting of Shareholders

concerning approval of the Directors' Report on the Operations of „Orbis" S.A. for the financial year 2007.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§1

Following its examination, the Directors' Report on the Operations of the Company for the financial year 2007 is hereby approved.

§ 2

The Resolution shall come into force upon its adoption.

Draft resolution
regarding item 7 of the agenda

Document No. 2

Resolution No 2
of the General Meeting of Shareholders

concerning approval of the financial statements of "Orbis" S.A. for the financial year 2007.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§1

Following their examination, the financial statements of the Company for the financial year 2007, including:
1. balance sheet prepared as of December 31, 2007, showing the total assets and liabilities figure of PLN 2 260 089 thousand (say: two billion, two hundred sixty million, eighty nine thousand Polish Zloty);
2. profit and loss account for the period from January 1, 2007, up till December 31, 2007, showing a net profit of PLN 125 317 thousand (say: one hundred twenty five million, three hundred seventeen thousand Polish Zloty);

1

3. cash flow statement for the period from January 1, 2007, up till December 31, 2007, showing a decrease in the balance of cash and cash equivalents during the financial year by PLN 23 573 thousand (say: twenty three million, five hundred seventy three thousand Polish Zloty);
4. comparative changes in equity for the period from January 1, 2007, up till December 31, 2007, showing an increase in equity by PLN 109 650 thousand (say: one hundred nine million, six hundred fifty thousand Polish Zloty);
5. additional notes and information,
are hereby approved.

§ 2

The Resolution shall come into force upon its adoption.

Draft resolution
regarding item 8 of the agenda

Document No. 3

Resolution No 3
of the General Meeting of Shareholders

concerning division of net profit generated in the financial year 2007.

Acting pursuant to Article 395 § 2 point 2 and Article 348 § 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 2, § 35 section 1 point 4, § 35 section 3 of the Company's Statutes, it is hereby resolved as follows:

§1

The net profit generated during the financial year 2007 amounting to PLN 125 317 411.95 (say: one hundred twenty five million, three hundred seventeen thousand, four hundred and eleven Polish Zloty and 32 Grosze), shall be apportioned to:

1. dividend   - in the amount of PLN   18 430 803.20
2. retained earnings   - in the amount of PLN 106 886 608.75

§ 2

1. The value of dividend shall be fixed at 40 Grosze per one share.
2. The dividend date shall be July 15, 2008.
3. The dividend shall be paid out on August 1, 2008.

§ 3

The Resolution shall come into force upon its adoption.

Justification for the above resolution

Wishing to strengthen investor trust in the Company and to continue the current dividend policy, given the good financial results of the Company, the Orbis S.A. Management Board proposes to pay out the dividend in the amount of PLN 0.40 per share. Considering the tasks faced by Orbis S.A. as a result of the adopted strategy of developing the hotel properties and the consequential financial needs, we propose to retain the remaining earnings in the Company.

Resolution No 4
of the General Meeting of Shareholders

concerning approval of the annual consolidated financial statements of the Orbis Group
and the Directors' Report on the Operations of the Orbis Group for the financial year 2007.

Acting pursuant to Article 395 § 5 of the Code of Commercial Companies and Partnerships and Article 63c section 4 of the Polish Accounting Act of September 29, 1994, (published in the Official Journal of Laws „Dz.U." 2002, No 76, item 694, as further amended), it is hereby resolved as follows:

§1

Following their examination, the annual consolidated financial statements of the Orbis Group for the financial year 2007, including:
1. consolidated balance sheet prepared as of December 31, 2007, showing the total assets and liabilities figure of PLN 2 367 300 thousand (say: two billion, three hundred and sixty seven million, three hundred thousand Polish Zloty);
2. consolidated profit and loss account for the period from January 1, 2007, up till December 31, 2007, showing a net profit of PLN 154 119 thousand (say: one hundred fifty four million, one hundred nineteen thousand Polish Zloty);
3. consolidated cash flow statement for the period from January 1, 2007, up till December 31, 2007, showing a decrease in the net balance of cash and cash equivalents during the financial year by an amount of PLN 895 thousand (say: eight hundred and ninety five thousand Polish Zloty);
4. consolidated comparative changes in equity for the period from January 1, 2007, up till December 31, 2007, showing an increase in equity by PLN 138 607 thousand (say: one hundred thirty eight million six hundred seven thousand Polish Zloty);
5. additional notes and information;

are hereby approved.

§ 2

Following its examination, the Directors' Report on the Operations of the Orbis Group for the financial year 2007 is hereby approved.

§ 3

The Resolution shall come into force upon its adoption.

Resolution No 5
of the General Meeting of Shareholders

concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2007.

Acting,pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§ 1

The following members of the Management Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2007:

1. Jean Philippe Savoye — - for the period from January 1,2007, till December 31, 2007,

2. Krzysztof Andrzej Gerula — - for the period from January 1,2007, till December 31, 2007,

3. Ireneusz Andrzej Węgłowski — - for the period from January 1,2007, till December 31, 2007,

4. Yannick Yvon Rouvrais — - for the period from January 1,2007, till December 31, 2007,

5. Alain Bernard, Firmin Billy — - for the period from January 1,2007, till June 30, 2007,

6. Marcin Wit Szewczykowski — - for the period from September 12, 2007, till December 31, 2007.

§ 2

The Resolution shall come into force upon its adoption.

Draft resolution   Document No. 6
regarding item 11 of the agenda

Resolution No 6
of the General Meeting of Shareholders

concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2007.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§ 1

The following members of the Supervisory Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2007:

1. Claude Moscheni — - for the period from January 1, 2007, till December 31, 2007,

2. Erez Boniel — - for the period from January 1, 2007, till December 31, 2007,

3. Sabina Czepielinda — - for the period from January 1, 2007, till June 28, 2007,

4. Paweł Dębowski — - for the period from January 1, 2007, till January 24, 2007,

5. Michael Flaxman — - for the period from January 1, 2007, till December 31, 2007,

6. Christophe Guillemot — - for the period from January 1, 2007, till December 31, 2007,

7.	Michael Stuart Harvey	- for the period from January 1, 2007, till June 28, 2007,
8.	Andrzej Przytuła	- for the period from January 1, 2007, till June 28, 2007,
9.	Janusz Franciszek Rożdżyński	- for the period from January 1, 2007, till June 28, 2007,
10.	Denys Sappey	- for the period from January 1, 2007, till June 28, 2007,
11.	Jacek Kseń	- for the period from June 28, 2007, till December 31, 2007,
12.	Elżbieta Czakiert	- for the period from June 28, 2007, till December 31, 2007,
13.	Artur Gabor	- for the period from June 28, 2007, till December 31, 2007,
14.	Christian Karaoglanian	- for the period from June 28, 2007, till December 31, 2007,
15.	Andrzej Procajło	- for the period from June 28, 2007, till December 31, 2007,
16.	Jarosław Szymański	- for the period from June 28, 2007, till December 31, 2007.

§ 2

The Resolution shall come into force upon its adoption.

Draft resolution   Document No. 7
regarding item 12 of the agenda

Resolution No 7
of the General Meeting of Shareholders

concerning amendments of § 6 and § 13 section 11 of the Company's Statutes.

Acting by virtue of § 29 section 1 point 5 and section 3 of „Orbis" S.A. Statutes, the General Meeting of Shareholders of „Orbis" S.A. hereby decides as follows:

§ 1

1. Considering the need to adjust the description of the Company's core business in § 6 of the Statutes to meet the requirements of the Regulation issued by the Council of Ministers, dated December 24, 2007, concerning the Polish Classification of Economic Activities (PKD) (official journal "Dz.U.", no 251, item 1885), the General Meeting of Shareholders of „Orbis" S.A. recognizes that the individual subcomponents of the Company's core business described in § 6 of the Company's Statutes correspond to the following descriptions of the Company's business according to the Polish Classification of Economic Activities PKD 2007:

    1) organization and servicing of domestic and international tourism (63.30.A) – activities of travel agencies, offices and tour operators, other booking assistance activities and related services (Section 79 PKD),
    2) coordination, organization and servicing of congresses, conventions, symposia, conferences, exhibitions and other special events along with additional services (74.84.A) – activities related to organization of fairs, exhibitions and congresses (Subsection 82.30.Z),
    3) provision of hotel lodging and catering services and provision of ancillary services (55.11.Z) – hotels and other lodging units (Subsection 55.10.Z) – food and beverages services (Section 56),
    4) agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel as well as organization of transportation by all means

5

of transport (63.30.C) – other services related to booking, not elsewhere classified (Subsection 79.90.C),

5) provision of transport services, including lease of transport vehicles, and organization of transportation by own transport vehicles (60.23.Z) – other land passenger transport, not elsewhere classified (Subsection 49.39.Z),

6) provision of transport vehicle repair services (50.20.A) – maintenance and repair of motor vehicles, except for motorcycles (Subsection 45.20.Z),

7) operating cashier outlets offering sale and purchase of foreign tender (67.13.Z) – other financial services, not elsewhere classified, except for insurance and pension funds (Subsection 64.99.Z),

8) advertising and publishing activities, both in Poland and abroad (74.40.Z) – other publishing activities (Subsection 58.19.Z) – advertising agencies activities (Subsection 73.11.Z),

9) foreign trade operations, in particular in the areas related to the Company's core business (51.70.B) – non-specialized wholesale activities (Subsection 46.90.Z),

10) sale of domestic and foreign products and goods (52.63.Z) – retail sale in non-specialized stores with food, beverages or tobacco predominating (Subsection 47.11.Z),

11) provision of services and conducting business operations in the area of training, investment and information technology (80.42.Z) – other non-school education, not elsewhere classified (Subsection 85.59.B),

12) provision of banking services within the limits of a license (65.22.Z) – other monetary intermediation (Subsection 64.19.Z),

13) organization and running of gambling games and lotteries (92.71.Z) – gambling and betting activities (Subsection 92.00.Z),

14) provision of insurance services within the limits of licenses and authorizations (67.20.Z) – other personal insurance and general insurance (Subsection 65.12.Z),

15) provision of customs agency services within the limits of a license (63.40.C) – activities of other transport agencies (Subsection 52.29.C),

16) lease of non-residential premises (70.20.Z) – lease and management of own or leased real estate (Subsection 68.20.Z),

17) management of foreign hotels within the framework of hotel management systems operated by the Company (70.32.B) – management of real estate on mandate basis (Subsection 68.32.Z).

2. Therefore, after adjustment of the Company's core business to meet the requirements of the Regulation issued by the Council of Ministers, dated December 24, 2007, concerning the Polish Classification of Economic Activities (PKD) (official journal "Dz.U.", no 251, item 1885), § 6 shall have the following new wording:

„The Company's core business shall consist in:
1) activities of travel agencies, offices and tour operators, other booking assistance activities and related services,
2) activities related to organization of fairs, exhibitions and congresses,
3) hotels and other lodging units,
4) food and beverages services,
5) other services related to booking, not elsewhere classified,
6) other land passenger transport, not elsewhere classified,
7) maintenance and repair of motor vehicles, except for motorcycles,
8) other financial services, not elsewhere classified, except for insurance and pension funds,
9) advertising agencies activities,
10) other publishing activities,
11) non-specialized wholesale activities,
12) retail sale in non-specialized stores with food, beverages or tobacco predominating,
13) other non-school education, not elsewhere classified,
14) other monetary intermediation,
15) gambling and betting activities,
16) other personal insurance and general insurance,
17) activities of other transport agencies,
18) lease and management of own or leased real estate,
19) management of real estate on mandate basis."

§ 2

A new subsection 3a shall be added in § 13 section 11 of „Orbis" S.A. Statutes in a wording as follows hereinbelow:

„3a) acquisition by the Company of shares or interest in other commercial companies, regardless of the value of such shares or interest,".

§ 3

The consolidated text of Orbis S.A. Statutes, originally adopted by virtue of the Notary's Deed concerning transformation of a state-owned enterprise „Orbis" into a joint-stock company (Notary's Deed no Rep. A 1882/1990 drawn on December 17, 1990, by Paweł Błaszczak, a Notary of the Notary's Office no 18 in Warsaw, located at 29 Długa street, incorporating amendments approved by the General Meeting of Shareholders and contained in:

a)   Notary's Deed No Rep. 2152/91 dated April 17, 1991;
b)   Notary's Deed No Rep. 2842/91 dated May 8, 1991;
c)   Notary's Deed No Rep. 6947/93 dated July 14, 1993;
d)   Notary's Deed No Rep. 9366/93 dated September 22, 1993;
e)   Notary's Deed No Rep. 14498/93 dated December 28, 1993;
f)   Notary's Deed No Rep. 11642/94 dated June 7, 1994;
g)   Notary's Deed No Rep. 7536/95 dated May 31, 1995;
h)   Notary's Deed No Rep. 12197/97 dated June 27, 1997;
i)   Notary's Deed No Rep. 14833/97 dated August 11, 1997;
j)   Notary's Deed No Rep. 16306/97 dated September 4, 1997;
k)   Notary's Deed No Rep. 2582/98 dated April 14, 1998;
l)   Notary's Deed No Rep. 5850/98 dated July 30, 1998;
ł)   Notary's Deed No Rep. 6936/2000 dated November 4, 2000,
m)   Notary's Deed No Rep. 612/2005 dated February 10, 2005,
n)   Notary's Deed No Rep. 5164/2007 dated November 20, 2007,
as well as amendments specified in § 1 section 2 and § 2 of this Resolution,

is hereby adopted in the wording as follows hereinbelow:

"STATUTES

I. GENERAL PROVISIONS

§ 1

The business name of the Company shall be: "ORBIS" Spółka Akcyjna. The Company may use the abbreviated business name "Orbis" S.A. and its equivalent in foreign languages.

§ 2

The corporate seat of the Company shall be located in the Capital City of Warsaw.

§ 3

1.   The founder of the Company was the State Treasury.

2.   The Company was established as a result of transformation of a state-owned enterprise named Państwowe Przedsiębiorstwo "ORBIS".

§ 4

1. The Company shall operate on the basis of the Polish Companies and Partnerships' Code as well as other applicable provisions of the law.

2. The legal regulations referred to in section 1 above shall apply to matters not regulated herein.

§ 5

The Company shall operate within the territory of the Republic of Poland and abroad.

II. THE COMPANY'S CORE BUSINESS

§ 6

The Company's core business shall consist in:

1) activities of travel agencies, offices and tour operators, other booking assistance activities and related services,
2) activities related to organization of fairs, exhibitions and congresses,
3) hotels and other lodging units,
4) food and beverages services,
5) other services related to booking, not elsewhere classified,
6) other land passenger transport, not elsewhere classified,
7) maintenance and repair of motor vehicles, except for motorcycles,
8) other financial services, not elsewhere classified, except for insurance and pension funds,
9) advertising agencies activities,
10) other publishing activities,
11) non-specialized wholesale activities,
12) retail sale in non-specialized stores with food, beverages or tobacco predominating,
13) other non-school education, not elsewhere classified,
14) other monetary intermediation,
15) gambling and betting activities,
16) other personal insurance and general insurance,
17) activities of other transport agencies,
18) lease and management of own or leased real estate,
19) management of real estate on mandate basis.

III. THE COMPANY'S SHARE CAPITAL

§ 7

(deleted)

§ 8

The share capital of the Company amounts to PLN 92,154,016 (say: ninety two million one hundred fifty four thousand and sixteen zlotys) and is divided into 46,077,008 (say: forty six million seventy seven hundred and eight) shares having a nominal value of PLN 2.00 (say: two zlotys) each.

§ 9

1. The Company's shares shall be either registered or made to the bearer. The bearer shares shall not be convertible into registered shares.

2. The first issue shall consist of 37,500,000 common bearer shares of „A" series numbered from 1 to 37,500,000.

3. The second issue shall consist of 8,523,625 common bearer shares of „B" series numbered from 1 to 8,523,625.

4. The third issue shall consist of 53,383 common bearer shares of „C" series numbered from 1 to 53,383.

§ 10

The Company's shares may be redeemed upon shareholder's consent by way of their acquisition by the Company (voluntary redemption).

IV. THE COMPANY'S GOVERNING BODIES

§ 11

The Company's governing bodies are:
1. The Management Board of the Company,
2. The Supervisory Board,
3. The General Meeting of Shareholders.

A. THE MANAGEMENT BOARD

§ 12

1. The Management Board of the Company shall be composed of 3 to 7 members. The joint tenure of Management Board members shall be three years.

2. The Supervisory Board shall appoint and recall the President of the Management Board and, having sought the opinion of the President, the remaining members of the Management Board.

3. The President, any member of the Management Board as well as the entire Management Board may be recalled by the Supervisory Board prior to the expiry of the tenure.

§ 13

1. The Management Board shall manage the affairs of the Company headed by the President of the Management Board and shall represent the Company.

2. Each member of the Management Board shall have the right and the duty to manage the affairs of the Company. Matters that do not exceed the scope of ordinary management of the Company may be dealt with by any member of the Management Board without a prior resolution of the Management Board.

3. Each member of the Management Board may object to a certain matter being dealt with by another member of the Management Board or to the manner of dealing with such a matter and may demand that a meeting of the Management Board devoted to this issue be called. Each member of the Management Board shall inform the remaining members of the Management Board about each and every matter dealt with by such member, if its value exceeds PLN 500,000.

4. Matters exceeding the scope of ordinary management of the Company and matters objected to by any member of the Management Board shall require passing a resolution at a Management Board meeting.

5. The ordinary management of the Company shall involve managing the overall affairs of the Company as well as such legal and factual actions undertaken by the Management Board that should be carried out under regular circumstances in order to properly discharge the Company's duties.

6. All matters related to managing the affairs of the Company which have not been reserved for the General Meeting of Shareholders or the Supervisory Board by virtue of the law or these Statutes shall fall within the scope of tasks of the Company's Management Board.

7. The detailed procedures of the Management Board's operations shall be laid down in the By-Laws of the Management Board. The said By-Laws shall be adopted by the Management Board and approved by the Supervisory Board.

8. The President of the Management Board shall be the Chief Executive Officer of the Company Orbis S.A. and shall perform the task of a general supervision over the Company's activities. The President of the Management Board shall co-ordinate the implementation of tasks assigned to the remaining members of the Management Board and resolve all disputable matters related to the Company's activities, which have not been reserved for a collegiate decision of the Management Board, the Supervisory Board or the General Meeting of Shareholders.

9. Each member of the Management Board shall inform the Chief Executive Officer of the Company Orbis S.A. about his activities as regards the scope of matters assigned to such a Management Board member, activities of units subordinate to such a member and about the member's intentions as regards the above-mentioned activities. Chief Executive Officer of the Company Orbis S.A. shall have the right to intervene in each and every matter of the Company.

10. In the case of an equal division of votes for and against adopting a resolution of the Management Board, the President of the Management Board shall have a casting vote.

11. The following actions of the Management Board shall require a prior consent of the Supervisory Board:

   1) acquisition or sale of real property, title to perpetual usufruct or share in a real property of a net value in excess of PLN 50 million (say: fifty million zlotys), as well as executing another transaction including sale, acquisition, credit facility and guaranty of a net value in excess of PLN 50 million (say: fifty million zlotys); in case of transactions with a net value exceeding the amount of PLN 30 million (say: thirty million zlotys), the material terms and conditions of the transaction must be presented to the Supervisory Board after the said transaction is executed,
   2) (deleted)
   3) transfer by the Company of shares or interest in the Company's subsidiaries, irrespective of the value of such shares or interest, transfer by the Company of shares or interest in other companies, where the transaction value exceeds PLN 30,000,000 (say: thirty million zlotys) as well as granting consent for the acquisition or transfer by a Company's subsidiary of shares or interest in other companies, where the transaction value exceeds PLN 30,000,000 (say: thirty million zlotys),
   3a) acquisition by the Company of shares or interest in other commercial companies, regardless of the value of such shares or interest,
   4) concluding an agreement with a chartered auditor,
   5) all actions affecting the Company's share capital, including issue of shares, options, as well as issue of debt instruments, including, but not limited to, bonds and convertible bonds as well as redemption of shares,
   6) approval of plans and the Company's development strategies prepared by the Management Board as well as its annual budgets, including annual capital expenditure and investment plans,
   7) preparation and launching schemes relating to employee participation in the Company's profits, including plans relating to issue of options for the Company's shares as well as material amendments to collective employment agreements binding in the Company as well as major changes in social policy pursued by the Company,
   8) proposals pertaining to distribution of the dividend.

12. Resolutions of the Management Board shall be adopted by a simple majority of votes cast in the presence of at least half of the Management Board members (in the case of odd number of Management Board members, the number shall be rounded down to a whole number plus one member of the Management Board), whilst the abstaining votes shall not be taken into account for the purpose of calculating the majority.

13. Meetings of the Management Board shall be held at least once a month. Meetings of the Management Board shall be convened by the President of the Management Board upon his own initiative or upon request of three members of the Management Board. Meetings of the Management Board may be also convened upon initiative of the Supervisory Board or its Chairman. Notices concerning meetings of the Management Board should be delivered to all the members of the Management Board at least 1 day before the date of the meting, unless all members of the Board

agree to forego such a requirement or when the meeting is called for urgent and important reasons. Meetings of the Management Board shall be chaired by the President of the Management Board.

14. Subject to the applicable provisions of the law, the Management Board may:

1) hold meetings and adopt resolutions (pursuant to section 12 above) by way of means of direct communication over distance, provided that each member of the Management Board is able to take the floor during the discussion,

2) adopt resolutions without formally holding the meeting, pursuant to section 12 above, provided that all the members of the Management Board express their position as regards the proposed wording of the resolution in writing or by means of direct communication over distance (vote: in favor, against or abstain from voting).

§ 14

The President acting jointly with a member of the Management Board, two members of the Management Board acting jointly or a member of the Management Board acting jointly with a holder of the power of attorney to represent the Company may make declarations of intent or sign on behalf of the Company.

§ 15

A representative of the Supervisory Board delegated from amongst its members shall execute contracts of employment, management contracts or other contracts of a similar nature with members of the Company's Management Board. Other actions related to such a contract with a member of the Management Board shall be carried out according to the same procedure.

B. THE SUPERVISORY BOARD

§ 16

1. The Supervisory Board shall be composed of 10 members. The joint tenure of Supervisory Board members shall be three years.

1a. The Supervisory Board may act if it is composed of not fewer than 8 members; however, in such circumstances the Chairman of the Supervisory Board or one of the Supervisory Board members shall request the Company's Management Board to forthwith convene an Extraordinary General Meeting of Shareholders in order to fill the vacancy in the Board.

1b. If during the Supervisory Board tenure the number of the Board's members falls below 8 members, is shall be deemed that the Supervisory Board becomes incapable of performing its function and in such case the Chairman of the Supervisory Board or one of the Supervisory Board members shall request the Company's Management Board to forthwith convene an Extraordinary General Meeting of Shareholders in order to fill the vacancy in the Board.

2. With the exception of the three members elected by the Company's employees, members of the Supervisory Board shall be elected by the General Meeting of Shareholders.

3. Members of the Supervisory Board to be appointed by the employees shall be elected in direct, secret and universal elections. The results of the elections are binding upon the General Meeting of Shareholders.

4. A person who is not a member of the Supervisory Board may participate in the meetings of the Supervisory Board upon invitation of the Board's Chairman with an advisory voice.

5. The Company's employees may recall a Supervisory Board member elected by them prior to the lapse of his tenure. A motion to recall a Supervisory Board member shall be signed by one-fifth of all eligible employees.

§ 17

1. The Supervisory Board shall elect the Chairman and the Vice-Chairman of the Supervisory Board from amongst its members as well as the Secretary, if required.

2. The Chairman of the Supervisory Board shall convene meetings of the Board and shall preside over these meetings. The first meeting of the newly elected Supervisory Board shall be convened, opened and presided over by the former Chairman of the Supervisory Board or one of the members of the newly elected Supervisory Board, who shall preside over such meeting until a Chairman is elected.

3. The Supervisory Board may recall the Chairman, the Vice-Chairman and the Secretary of the Board.

§ 18

1. The Supervisory Board shall hold meetings at least once a quarter.

2. Meetings of the Supervisory Board shall be convened by the Chairman of the Board upon his own initiative or by the Vice-Chairman in the case of a permanent obstacle on the part of the Chairman. The Chairman of the Supervisory Board shall convene a meeting of the Supervisory Board also upon a written request of the Management Board or a member of the Supervisory Board within two weeks from the date of receipt of such a request.

§ 19

1. In order to ensure the validity of resolutions passed by the Supervisory Board, all the Board members must be invited to its meeting, at least 7 days prior to the meeting, by registered mail, e-mail message, facsimile message or personally (in the latter case –receipt of the invitation must be acknowledged), unless all the members of the Supervisory Board agree to reduce the said 7-day period. This condition need not be complied with, if all the members of the Supervisory Board are present at the meeting and agree to pass resolutions. The notice concerning convening the meeting should specify its agenda.

1a. In cases of particular importance, the 7-day period referred to in section 1 hereinabove may be reduced by the Chairman of the Supervisory Board to 3 days.

2. Resolutions of the Supervisory Board shall be adopted by a simple majority of votes cast in the presence of at least half of the Supervisory Board members. In case of an equal division of votes for and against adopting a resolution, the Chairman of the Supervisory Board shall have a casting vote. The abstaining votes shall not be taken into account for the purpose of calculating the majority.

3. Subject to the applicable provisions of the law, the Supervisory Board may:

   1) hold meetings and adopt resolutions (pursuant to section 2 above) by way of means of direct communication over distance, provided that each member of the Supervisory Board is able to take the floor in the discussion,

   2) adopt resolutions without formally holding the meeting, pursuant to section 2 above, provided that all the members of the Supervisory Board express their position as regards the proposed wording of the resolution in writing or by means of direct communication over distance (vote: in favor, against or abstain from voting).

4. Members of the Supervisory Board may take part in adopting resolutions of the Supervisory Board by casting their vote in writing via a stand-in member of the Supervisory Board. Casting a vote in writing may not concern matters placed on the agenda during the Supervisory Board's meeting. A member of the Supervisory Board may not stand in to pass on the vote of more than one member of the Supervisory Board.

5. The Supervisory Board shall adopt its By-Laws defining the Board's organization and detailed procedures of its operations.

§ 20

1. The Supervisory Board shall exercise constant supervision over the Company's operations.

2. Apart from matters reserved for the Supervisory Board by virtue of these Statutes, the specific powers of the Supervisory Board shall include:

   1) evaluation of the Company's financial statements, including the balance sheet, the profit and loss account, the additional notes and the cash flow statement,

   2) evaluation of the Company's Management Board report and motions of the Management Board concerning distribution of profits or coverage of losses,

3) filing a written report to the General Meeting outlining the results of activities referred to in points 1 and 2 above,

4) suspending, for material reasons, the performance of duties by a member of the Management Board or the entire Management Board,

5) delegating a member or members of the Supervisory Board to temporarily perform the duties of a Management Board member, if such a Management Board member or the entire Management Board has been suspended or in those cases when the Management Board is incapable of action for other reasons,

6) approval of the By-Laws of the Company's Management Board,

7) determining the consolidated text of the amended Company's Statutes as well as introducing other amendments of editorial nature as specified in a resolution of the General Meeting,

8) selection of a chartered auditor to audit the Company's financial statements,

9) examination and approval of the quarterly reports concerning the Company's operations,

10) approval of the Company's development plans and strategies prepared by the Management Board as well as its annual budget (including annual plans of hotel modernization),

11) approval of plans relating to employee participation in the Company's profits, including plans relating to issue of options for the Company's shares as well as proposed material amendments to the collective employment agreement binding in the Company as well as major changes in social policy pursued by the Company,

12) giving opinions on motions put forward by the Management Board to the General Meeting as well as giving opinions and adopting resolutions on other matters brought forward by the Company's Management Board.

§ 21

1. Subject to stipulations of § 19 section 4 hereinabove, Members of the Supervisory Board shall fulfill their duties and exercise their rights in person.

2. The remuneration of Supervisory Board members shall be determined by the General Meeting of Shareholders.

3. The remuneration of Supervisory Board members delegated to temporarily perform the duties of Management Board members shall be determined by a resolution of the Supervisory Board.

C. THE GENERAL MEETING OF SHAREHOLDERS

§ 22

1. The General Meeting of Shareholders shall be convened as an Annual General Meeting or an Extraordinary General Meeting.

2. The Annual General Meeting of Shareholders shall be convened by the Management Board of the Company within six months following the end of each financial year.

3. The Extraordinary General Meeting of Shareholders shall be convened by the Management Board of the Company upon its own initiative or upon a written request of the Supervisory Board, members of the Supervisory Board elected by the employees or upon request of shareholders representing at least 1/10 of the Company's share capital.

4. An Extraordinary General Meeting of Shareholders requested by the Supervisory Board, by members of the Supervisory Board appointed by the Company's employees or by shareholders shall be convened within two weeks from the date of filing such a request.

5. The Supervisory Board shall convene the General Meeting of Shareholders in the following cases:
   1) if the Company's Management Board failed to convene an Annual General Meeting within the prescribed time limit,
   2) if the Management Board failed to convene the General Meeting within the time limit referred to in section 4 above despite receipt of a request referred to in section 3.

6. The powers specified in section 5 point 2 above shall also be vested in the members of the Supervisory Board elected by the Company's employees.

7. Members of the Supervisory Board elected by the Company's employees shall exercise their powers specified in section 3 and section 6 and in § 23 section 3 by way of a written motion signed by all such members.

§ 23

1. The General Meeting of Shareholders may adopt resolutions only on matters included in its agenda.

2. The agenda for the Meeting shall be determined by the Management Board of the Company.

3. The Supervisory Board, members of the Supervisory Board elected by the employees of the Company or shareholders representing at least 1/10 of the Company's share capital may demand that certain matters be placed on the agenda of the forthcoming General Meeting of Shareholders.

4. Should a request to that effect be filed after the first notice concerning the convening of the General Meeting has been already published, such demand shall be regarded as a request to convene an Extraordinary General Meeting of Shareholders.

§ 24

General Meetings of Shareholders are held in the Company's corporate seat.

§ 25

1. A General Meeting of Shareholders shall be valid if the number of shares represented thereat is equivalent to at least 25% of the Company's share capital.

2. Each share shall carry one vote at the General Meeting of Shareholders.

§ 26

1. Resolutions of the General Meeting of Shareholders shall be adopted by a simple majority of votes cast in favor of a resolution, unless these Statutes provide otherwise and unless absolutely binding provisions of the Polish Companies and Partnerships' Code require other majority.

2. A resolution shall be deemed adopted if the number of votes cast in favor of a resolution is greater than the number of votes cast against it. The abstaining votes shall not be taken into account.

3. Resolution concerning winding-up of the Company in circumstances referred to in Article 397 in conjunction with Article 415 § 2 of the Polish Companies and Partnerships' Code shall be adopted by a majority of $^3/_4$ of votes cast in favor of the resolution.

§ 27

1. Voting shall be open. Secret ballot may be ordered when voting during elections and voting on motions concerning recalling members of the Company's governing bodies or its liquidators, matters concerning their liability or personal matters. Moreover, secret ballot shall be ordered, should at least one shareholder present or represented at the General Meeting so demand.

2. Resolutions concerning altering the Company's core business shall at all times be adopted in open voting by roll-call.

§ 28

1. The General Meeting of Shareholders shall be opened by the Chairman of the Supervisory Board or a person nominated by the Chairman, whereupon the Chairman of the General Meeting shall be elected from amongst the persons entitled to vote.

2. The General Meeting of Shareholders shall adopt the By-Laws of the General Meeting specifying in detail its procedures.

§ 29

1. The powers of the General Meeting of Shareholders shall include:
   1) examination and approval of the Management Board's report on the Company's activities and financial statements for the past financial year,
   2) adopting a resolution concerning distribution of profits or coverage of losses,
   3) granting a vote of approval to members of the Company's governing bodies in respect of performance of their duties,
   4) alteration of the Company's core business,
   5) amending the Company's Statutes,
   6) increase or reduction of the share capital,
   7) merger, division or transformation of the Company,
   8) winding-up and liquidation of the Company,
   9) issue of bonds, either convertible or with a priority warrant,
   10) all decisions concerning claims for redress of damages inflicted by founding the Company, management or supervision over its affairs.

2. Acquisition or transfer of real property, title to perpetual usufruct or share in a real property shall not require a resolution of the General Meeting of Shareholders, except for transfer of such assets where the net transaction value exceeds PLN 200,000,000 (say: two hundred million zlotys).

3. Apart from matters enumerated in section 1, also the matters specified in the Polish Companies and Partnerships' Code require a resolution of the General Meeting of Shareholders.

4. Powers enumerated in section 1 points 2, 4, 5, 6, 7, and 9 shall be exercised by the General Meeting of Shareholders upon request of the Company's Management Board submitted along with a written opinion of the Supervisory Board. A request filed by the shareholders on these matters should also include an opinion of the Company's Management Board and the Supervisory Board.

§ 30

Subject to the applicable law, the Company's core business may be altered without any obligation on the part of the Company to repurchase its shares.

V. MANAGEMENT OVER THE COMPANY

§ 31

1. The organization of the Company shall be outlined in its organizational By-Laws laid down by the Company's Management Board.

2. The Company shall be an employer as defined in the Polish Labor Code. A Company's branch may be awarded the status of an employer by virtue of a resolution of the Company's Management Board.

3. Actions falling under the limits of the labor law shall be performed by persons delegated by the Management Board, subject to the provisions of § 15.

§ 32

1. The Company shall keep proper accounts in accordance with the applicable law.

2. The financial year of the Company shall be the calendar year.

§ 33

1. The Company shall set aside the following capitals and funds:
   1) share capital,
   2) supplementary capital,

3) reserve capital,
4) the Company's employee social benefits fund.

2. Acting by virtue of a resolution of the General Meeting of Shareholders, the Company may set aside and terminate other special funds at the beginning and throughout the duration of the financial year.

§ 34

Within three months after the end of the financial year, the Management Board of the Company shall prepare and submit to the Company's supervisory bodies the balance sheet prepared as at the last day of the year, the profit and loss account and a detailed written report concerning the Company's operations throughout the period in question.

§ 35

1. The Company's net profit may be allocated for purposes including, but not limited to:
   1) appropriations for supplementary capital,
   2) investments,
   3) appropriations for reserve capital set aside by the Company,
   4) payment of dividend to shareholders,
   5) other purposes specified in a resolution adopted by an appropriate governing body of the Company.

2. The manner of distributing the Company's net profits shall be specified in a resolution adopted by the General Meeting of Shareholders.

3. The date on which the right to participate in the dividend is acquired or date of dividend payment shall be laid down by the General Meeting of Shareholders and announced by the Company's Management Board. Payment of dividend shall commence not later than within two months from the date of adopting a resolution concerning distribution of profit.

VI. MISCELLANEOUS PROVISIONS

§ 36

1. The Company's notices and announcements shall be published in the daily "*Monitor Sądowy i Gospodarczy*". The Company may also publish announcements in the "*Rzeczpospolita*" daily.

2. Each announcement of the Company shall also be displayed in the Company's corporate headquarters in a public place accessible to all employees.".

§ 4

Acting pursuant to § 20 section 2 point 7 of the Company's Statutes, the General Meeting of Shareholders of „Orbis" S.A. authorizes the Supervisory Board to make editorial changes in the description of the core business, introduced in § 1 section 2 hereof, on the basis of the regulations of the Polish Classification of Economic Activities PKD 2007, should such amendments become necessary as a result of the stance of the Registration Court within the frame of proceedings before the National Court Registry and to draft, in such case, the consolidated text of the Statutes incorporating such amendments.

§ 5

Amendments to the Statutes and the consolidated text of the Statutes, referred to in § 1, § 2 and § 3 hereof, shall cause legal effects upon the moment of their registration by the National Court Registry (Article 430 of the Commercial Companies and Partnerships Code).

***

<u>Grounds for the above draft resolution:</u>

1. In connection with the requirements of the Regulation issued by the Council of Ministers, dated December 24, 2007, concerning the Polish Classification of Economic Activities (PKD) (official journal "Dz.U.", no 251, item 1885), the Management Board hereby puts forward the matter of re-editing § 6 of the Company's Statutes, which defines the Company's core business, to be examined by the General Meeting of Shareholders.

The need to adjust § 6 of the Statutes results from the duty to modify the description of the Company's core business to meet the requirements of the above-mentioned Regulation.

The amendment does not constitute a significant alteration of the Company's core business. Its purpose is to comply with the universally applicable regulations of the law which is binding upon the Company.

2. The proposed amendment of § 13 section 11 is motioned by the Supervisory Board.

